

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 25, 2018

Michael J. Kasbar
President and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street
Miami, FL 33178

      Re: World Fuel Services Corporation
              Form 10-K for the Fiscal Year ended December 31, 2017
              Filed February 28, 2018
              File No. 1-09533

Dear Mr. Kasbar:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Karl Hiller

                           Karl Hiller
                           Branch Chief
                           Office of Natural Resources